EXHIBIT 99.1

JOINT FILING AGREEMENT

The undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto relating to the securities of SulphCo, Inc., and hereby affirm that this Schedule 13D is being filed on behalf of each of the undersigned.

Dated: January 12, 2007	By:	/s/Rudolph W. Gunnerman
Rudolph W. Gunnerman

Dated: January 12, 2007		/s/Doris Gunnerman
Doris Gunnerman